December 4, 2018

Jonas Grossman
Chief Executive Officer
Chardan Healthcare Acquisition Corp.
17 State Street, 21st Floor
New York, NY 10004

       Re: Chardan Healthcare Acquisition Corp.
           Registration Statement on Form S-1
           Filed November 26, 2018
           File No. 333-228533

Dear Mr. Grossman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 26, 2018

Report of Independent Registered Public Accounting Firm, page F-2

1. Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states "and in accordance with auditing standards generally accepted in the United States of America." Please refer to PCAOB Auditing Standard
       3101.
Note 8. Subsequent Events , page F-14

2. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

       We remind you that the company and its management are responsible for the accuracy
 Jonas Grossman
Chardan Healthcare Acquisition Corp.
December 4, 2018
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dale Welcome (Staff Accountant) at 202-551-3865 or John Cash (Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly (Staff Attorney) at
202-551-3728 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameJonas Grossman
                                                           Division of
Corporation Finance
Comapany NameChardan Healthcare Acquisition Corp.
                                                           Office of
Manufacturing and
December 4, 2018 Page 2                                    Construction
FirstName LastName